Arrowroot Acquisition Corp.

4553 Glencoe Ave, Suite 200

Marina Del Rey, CA 90292

February 1, 2024

VIA EDGAR

Amanda Kim

Stephen Krikorian

Charli Gibbs-Tabler

Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrowroot Acquisition Corp.

Acceleration Request for Registration Statement on Form S-4

File No. 333-274333

Requested Date:	February 2, 2024
Requested Time:	5:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrowroot Acquisition Corp. hereby respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 2, 2024, at 5:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling John M. Mutkoski at (617) 570-1073. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: John M. Mutkoski, by email at JMutkoski@goodwinlaw.com.

If you have any questions regarding this request, please contact John M. Mutkoski of Goodwin Procter LLP at (617) 570-1073.

Sincerely,

Arrowroot Acquisition Corp.

/s/ Matthew Safaii
Matthew Safaii
Chief Executive Officer

cc:	Jocelyn M. Arel, Esq., Goodwin Procter LLP

John M. Mutkoski, Esq., Goodwin Procter LLP

Justin S. Anslow, Esq., Goodwin Procter LLP

Wei Xu, Esq., Goodwin Procter LLP